                                                                EXHIBIT 7.1
                             COGNISOFT CORPORATION
                         (A Development Stage Company)

                                 BALANCE SHEET
                                January 13, 1997

                                     ASSETS

Current assets:
  Cash and cash equivalents ...................................... $ 189,786
  Prepaid expenses ...............................................     6,872
  Deposits .......................................................    43,110
                                                                   ---------
        Total current assets .....................................   239,768

Property and equipment, at cost:
  Computer equipment .............................................   234,068
  Office equipment ...............................................    31,870
  Leasehold improvements .........................................     4,800
                                                                   ---------
                                                                     270,738
  Less accumulated depreciation and amortization .................    32,956
                                                                   ---------
                                                                     237,782

Other assets:
  Deposits .......................................................    70,000
  Organization costs, net ........................................       780
                                                                   ---------
                                                                      70,780

        Total assets ............................................. $ 548,330
                                                                   =========

                                  LIABILITIES

Current liabilities:
  Accounts payable ............................................... $ 113,527
  Accrued liabilities:
    Salaries and payroll taxes ...................................    29,389
    Vacation .....................................................    13,434
    Interest .....................................................     3,455
  Current portion of capital lease obligations ...................   109,700
                                                                   ---------
        Total current liabilities ................................   269,505

Capital lease obligations, net of current portion ................    76,667

Note payable .....................................................   150,000

Deferred rent ....................................................     3,427
                                                                   ---------
        Total liabilities ........................................   499,599

                              STOCKHOLDERS' EQUITY

Preferred stock:
  Series A convertible preferred stock, no par value; 1,000,000 shares authorized, 569,283 shares issued and outstanding,
    $1,138,566 liquidation preference ............................   793,947
  Convertible preferred stock, no par value; 4,000,000 shares
    authorized, no shares issued or outstanding ..................        --
  Common stock, no par value; 30,000,000 shares authorized,
    1,250,000 shares issued and outstanding ......................    12,400
  Deficit accumulated during the development stage ...............  (757,616)
                                                                   ---------
        Total stockholders' equity ...............................    48,731

        Total liabilities and stockholders' equity ............... $ 548,330
                                                                   =========

   The accompanying notes are an integral part of these financial statements.

                                                                EXHIBIT 7.1
                             COGNISOFT CORPORATION
                         (A Development Stage Company)

                            STATEMENTS OF OPERATIONS

    For the Periods from April 2, 1996 (Date of Inception) to June 30, 1996,
                     July 1, 1996 to January 13, 1997, and
             April 2, 1996 (Date of Inception) to January 13, 1997

                                             April 2, 1996           July 1, 1996             April 2, 1996
                                          (Date of Inception)             to               (Date of Inception)
                                           to June 30, 1996        January 13, 1997        to January 13, 1997
                                          -------------------      ----------------        -------------------
Operating expenses:
  Research and development .............      $  35,587               $ 308,671                $ 344,258
  Sales and marketing ..................         28,240                 257,318                  285,558
  General and administrative ...........          8,740                 118,415                  127,155
                                              ---------               ---------                ---------
        Total operating expenses .......         72,567                 684,404                  756,971

Other income (expense):
  Interest income ......................          2,922                  11,752                   14,674
  Interest expense .....................             --                 (15,319)                 (15,319)
                                              ---------               ---------                ---------
        Total other income (expense) ...          2,922                  (3,567)                    (645)
                                              ---------               ---------                ---------
Net loss ...............................      $ (69,645)              $(687,971)               $(757,616)
                                              =========               =========                =========

Net loss per share .....................      $   (0.06)              $   (0.55)               $   (0.61)
                                              =========               =========                =========

Number of shares used in per share
  calculation ..........................      1,250,000               1,250,000                1,250,000
                                              =========               =========                =========

   The accompanying notes are an integral part of these financial statements.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 1:  DESCRIPTION OF THE COMPANY AND SUMMARY
         OF SIGNIFICANT ACCOUNTING POLICIES

         Description of the Company

         Cognisoft Corporation (the "Company") was incorporated on April 2, 1996 in the State of Washington. The Company's operations have been primarily devoted to research and development, including the development of business - oriented Internet software tools and applications, as well as raising capital, obtaining financing, and administrative functions.

         Cash and Cash Equivalents

         The Company defines cash and cash equivalents as all cash and short term investments with original maturity dates of three months or less, including checking and savings accounts, certificates of deposit, commercial paper, and money market funds.

         Financial Instruments

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits.

         Property and Equipment

         Property and equipment are stated at cost. Depreciation and amortization, which include the amortization of assets acquired under capital leases, are recorded on a straight - line basis for financial statement purposes and accelerated methods for federal income tax purposes. Estimated useful lives of the assets are as follows:

                                                    Useful life
                           Asset                     in years
                  -----------------------            --------
                  Computer equipment                     3
                  Office equipment                       5
                  Leasehold improvements                 3

         Assets acquired under capital lease obligations are amortized over the estimated useful life of the related asset. Leasehold improvements are amortized over the shorter of their estimated useful lives or the life of the related lease.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 1:  DESCRIPTION OF THE COMPANY AND SUMMARY
         OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         Property and Equipment (continued)

         Expenditures for major renewals and improvements that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is recognized.

         Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2:  RESEARCH AND DEVELOPMENT

         Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon the Company's product development process, technological feasibility is expected to be established upon completion of a commercially viable working model. The Company's products have not reached technological feasibility as of January 13, 1997. Therefore, no capitalization of software development costs has been included on the accompanying balance sheet.

         Research and development expenses, principally the design and development of software products, are expensed as incurred.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 3:  NOTE PAYABLE

         On December 6, 1996, the Company entered into a $500,000 bridge loan agreement with Verity, Inc. ("Verity"). Advances under the terms of the loan agreement are secured by substantially all of the Company's assets and bear interest at the Bank of America's prime rate plus 2.00 percent per annum (10.25% interest at January 13, 1997). Principal and accrued interest are due and payable on June 30, 1999, but may be paid before that date without penalty.

         On December 11, 1996, the Company borrowed $150,000 under the terms of the bridge loan agreement.


NOTE 4:  INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which adopts the liability method of comprehensive interperiod income tax accounting.

         Deferred federal income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for federal income tax purposes. Deferred tax assets or liabilities are determined using the tax rate expected to be in effect when these taxes are actually recovered or paid.

         At January 13, 1997, the Company's deferred tax assets consist primarily of net operating loss and research and development credit carry forwards of approximately $189,000 and $14,000, respectively. These carry forwards will expire in 2011 if not used by then.

         At January 13, 1997, a 100% valuation allowance has been recognized to offset the related deferred tax assets due to the uncertainty of realizing the benefit of the net operating loss and research and development credit carry forwards.


NOTE 5:  CAPITAL LEASE OBLIGATIONS

         In June 1996, the Company purchased computer equipment with a cost of $94,371, which was sold and subsequently leased back in July 1996. In accordance with the requirements of Statement of Financial Accounting Standards No. 13, Accounting For Leases, the effect of the sale and leaseback transaction was properly recorded by the Company as a capital lease.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 5:  CAPITAL LEASE OBLIGATIONS (CONTINUED)

         The Company also entered into five additional financing leases to purchase computer equipment. Each of the capital leases contains a bargain purchase option.

         A summary of assets acquired under capital leases is as follows:

            Computer equipment, at cost                   $ 224,460
            Less accumulated depreciation                    29,824
                                                          ---------

            Net book value                                $ 194,636
                                                          =========

         The following is a schedule by years of future minimum payments required under these capital lease agreements together with their present value:

                Twelve Month Periods
                 Ending January 13,
                --------------------
                        1998                                         $ 136,537
                        1999                                            82,115
                     Thereafter                                             --
                                                                     ---------

            Total minimum lease payments                               218,652
            Less amount representing interest                          (32,285)
                                                                     ---------

            Present value of minimum lease payments                    186,367
            Less current portion                                       109,700
                                                                     ---------

                                                                     $  76,667
                                                                     =========


NOTE 6:  SHAREHOLDERS' EQUITY

         Preferred Stock

         The Company has authorized for issuance a total of 5,000,000 shares of convertible preferred stock, and has designated 1,000,000 shares as Series A convertible preferred stock ("Series A preferred stock"). As of January 13, 1997, the Company has 569,283 shares of Series A preferred stock issued and outstanding. Dividends are not payable on the Series A preferred stock.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 6:  SHAREHOLDERS' EQUITY (CONTINUED)

         Preferred Stock (continued)

         Each share of Series A preferred stock is convertible, at the holders' option, into one share of the Company's common stock. The conversion rate is subject to adjustment to reflect consolidations, stock dividends, stock splits, reorganizations, and the like. The Series A preferred stock is converted automatically into common stock in the event of an initial public offering of the Company's common stock in which the aggregate proceeds received by the Company exceed $10,000,000. In such an event, the Series A preferred stock shareholders will receive the number of shares of common stock into which the shares of Series A convertible preferred stock were convertible to on the date such conversion occurred.

         Convertible preferred stock has voting rights equal to its common stock equivalent. Each share of preferred stock has a priority as to dividends, if declared, and is entitled to a liquidation preference. With respect to liquidation preference, Series A preferred stock shareholders will be entitled to receive, in preference to holders of common stock, an amount equal to $2.00 per share of Series A preferred stock held.

         Common Stock

         The Company has reserved common stock sufficient to effect the conversions of all outstanding shares of the Series A preferred stock. The Company has also authorized 250,000 shares of common stock to be reserved for grants pursuant to the Company's 1996 Stock Option Plan.

         Stock Options

         The Company's 1996 Stock Option Plan (the "Plan") provides for the issuance of up to 250,000 non - qualified and incentive stock options, under which officers, directors, and key employees may be granted options to purchase the Company's common stock. The Board of Directors is authorized to administer the Plan and establish the stock option terms, including the grant price and vesting period.

         Stock options vest over a four - year period, provided that, the Plan administrator may accelerate vesting at times which shall be determined at its sole discretion. The vesting of options also shall be accelerated if the Company is involved in any transactions such as stock dividends, reorganization or liquidation, or changes in control.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 6:  SHAREHOLDERS' EQUITY (CONTINUED)

         Stock Options (continued)

         Options may be exercised during continued employment or generally within ninety days of terminating employment and expire ten years from the date of grant.

         Option activity for the period from April 2, 1996 to January 13, 1997, is as follows:

                                               Number      Option     Aggregate
                                                 of         Price     Exercise
                                               Shares     per Share     Price
                                              --------    ---------   ---------

           Granted:
             October, 1996                     124,500     $   .35    $  43,575
             November, 1996                      7,500         .35        2,625
             December, 1996                      5,000         .35        1,750
                                              --------     -------    ---------

           Outstanding, January 13, 1997       137,000     $   .35    $  47,950
                                              ========     =======    =========


           Exercisable                              --   $     .35    $      --
                                              ========   =========    =========

         At January 13, 1997, stock options have a weighted average remaining contractual life of approximately 9.75 years.

         All stock options that have been granted are designated as non-qualified.

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), which is effective for fiscal years beginning after December 15, 1995. This Statement encourages, but does not require, entities to adopt the fair value based method which measures compensation cost for those stock option plans using the intrinsic value - based accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").

         Therefore, the Company has elected to continue following APB 25 and related interpretations in accounting for its Plan.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 6:  SHAREHOLDERS' EQUITY (CONTINUED)

         Stock Options (continued)

         However, if the Company had elected to recognize the compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123, the net loss for the applicable periods would have increased to the pro forma amounts shown below:

                                                                   April 2, 1996
                                               July 1, 1996     (Date of Inception)
                                              to January 13,       to January 13,
                                                   1997                 1997
                                              --------------    -------------------

            Net loss - as reported             $  (687,971)        $   (757,616)
                                               ===========         ============

            Net loss - pro forma               $  (688,652)        $   (758,297)
                                               ===========         ============

         For purposes of the pro forma disclosure above, the estimated fair value of the options is amortized to expense over the options' vesting period of four years, and the weighted fair value of the options granted during the periods presented is estimated to be $.07 per share.

         The fair value for these options was estimated at the date of grant using the minimum value pricing model with the weighted - average assumptions as follows for the periods from July 1, 1996 to January 13, 1997, and April 2, 1996 to January 13, 1997, respectively: using zero volatility (because the Company is a nonpublic company), a risk - free interest rate of 6%, and a weighted-average expected life of the option of 4 years. No options were granted for the period from April 2, 1996 to June 30, 1996.

         The minimum value pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Also, option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 7:  COMMITMENTS

         Operating Leases

         The Company leases office facilities in Bellevue, Washington. Rent expense is amortized on a straight - line basis over the periods in which the benefit from the property is derived. The Company also leases certain office equipment under operating leases.

         Total minimum future rental payments under these noncancelable leases are as follows:

               Twelve Month Periods            Office      Office
                Ending January 13,           Facilities   Equipment      Total
               --------------------          ----------   ---------    ---------

                      1998                   $ 114,150    $   4,686    $ 118,836
                      1999                     133,050        4,489      137,539
                      2000                     100,800        3,032      103,832
                      2001                          --          350          350
                   Thereafter                       --           --           --
                                             ---------    ---------    ---------

                                             $ 348,000    $  12,557    $ 360,557
                                             =========    =========    =========

         During the periods from April 2, 1996 to June 30, 1996, July 1, 1996 to January 13, 1997, and April 2, 1996 to January 13, 1997, rent expense was $2,400, $30,727, and $33,127, respectively.


NOTE 8:  OPERATIONS

         During the period from April 2, 1996 (date of inception) through January 13, 1997, the Company incurred an operating loss of approximately $758,000, and a negative cash flow from operations of approximately $568,000.

         However, management believes that the Company has made significant progress in the development of its products, although the Company's ability to complete development of its products and successfully market them in an increasingly competitive market is not assured. Management believes that its technologies and the expertise of its staff can best be utilized within the framework of a larger software company which has a marketing and distribution infrastructure already in place. Accordingly, in October 1996, the management of the Company and Verity began discussions concerning the possible acquisition of the Company by Verity.

                              COGNISOFT CORPORATION
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                January 13, 1997



NOTE 8:  OPERATIONS (CONTINUED)

         It was in connection with those discussions that the Company entered into the $500,000 bridge loan agreement with Verity.

         In January 1997, Company shareholders approved the merger of the Company and Verity. Under the terms of the merger, the Company became a wholly - owned subsidiary of Verity, and each share of the Company's common and preferred stock was converted into the right to receive an amount of cash equal to $10,000,000 divided by the aggregate number of shares of common stock outstanding plus the number of shares of common stock which may be issued upon exercise of outstanding stock options.